EXHIBIT 24
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FOR IMMEDIATE RELEASE

           PARDUS ANNOUNCES VICTORY OF ITS NOMINEES FOR BALLY'S BOARD
                                  OF DIRECTORS


NEW YORK - (PRNewswire) - January 27, 2006

Pardus Capital Management L.P. is extremely pleased to announce that its slate of directors, Charles J. Burdick, Barry R. Elson and Don R. Kornstein, has been elected by an overwhelming number of votes cast to the board of Bally Total Fitness Holding Corporation (NYSE: BFT) (the "Company"). In addition, the Company's proposed 2006 Omnibus Equity Compensation Plan, which Pardus opposed, was defeated. While the report of the independent inspector of elections is expected to be available within two weeks, Pardus believes nearly 85% of the votes cast at the meeting (and 60% of ALL outstanding shares) supported its directors and opposed the Equity Plan.

Karim Samii, President of Pardus Capital Management L.P., said: "We believe this vote represents a clear and unmistakable mandate for corporate reform and a fair strategic sale process. We and the other shareholders want the company to move past the recent conflict and focus on building shareholder value through the sales process. Bally's directors have said they hear us, and we hope they will move forward constructively with the new directors to create that value." Mr. Samii added that "Pardus is grateful for the support of so many of its fellow stockholders, which has achieved a result that will benefit all of us."

CONTACT: Joseph R. Thornton, +1-212-719-7551, Pardus Capital Management L.P.; or Richard Grubaugh, +1-212-269-5550, D.F. King & Co., Inc.